

February 5, 2018

Mellanox Technologies, Ltd.
Beit Mellanox
Yokneam, Israel 20692
Attn: Irwin Federman, Chairman

cc: Glenda Dorchak, Chair of Nominating and Corporate Governance Committee
        Amal Johnson, Chair of Compensation Committee
        Eyal Waldman, President and Chief Executive Officer
        Board of Directors

Dear Irwin,

As you know, Starboard Value LP (together with its affiliates, "Starboard") currently has a beneficial ownership interest of approximately 10.7% of the outstanding common stock of Mellanox Technologies, Ltd. ("Mellanox" or the "Company"), making us the Company's largest shareholder.

We are writing to express our concern about the pattern of insider selling by the current Board of Directors (the "Board") and management team – a pattern that has continued for years and has recently intensified. While we appreciate the need and desire for company officers to sell some stock over time, the frequency and magnitude of insider selling at Mellanox is staggering and among the most one-sided we have ever seen. It raises serious questions as to both the level of commitment that the Board has to the Company and the level of confidence the Board has in management's operating plan.

Since the Company's IPO in 2007, there have been **more than 370 sales[1]** of stock by the current management team and Board, equating to **approximately $130 million in proceeds**. Over that period, **there has been just a single open market purchase. In fact, no director or member of senior management** has purchased a single share of stock in the open market since 2013. For your reference, at the end of this letter we have appended a complete list of insider sale and purchase transactions. As you can see in this list, the selling has not been limited to one or two individuals, but rather is a widespread issue among company executives and directors.

---

[1]This figure is based on BamSEC categorizations, which generally group multiple transactions reported on a single Form 4 as a single event, even when said Form 4 includes multiple transactions. If each individual transaction were counted separately, this number would be significantly higher than 370.



Open Market Transactions since Mellanox's IPO

Number of Transactions

1

373

Total Sales
(includes 10b5-1 Sales)

Total Open
Market Purchases by
Independent Directors

Dollar Value

$1,999,969

$129,286,393

Total Sales
(includes 10b5-1 Sales)

Total Open
Market Purchases by
Independent Directors

Source: BamSEC, Capital IQ, Company filings.
Note: Of the 373 sales, 243 were open market sales, 124 were via 10b5-1 plans, and 6 were sales or dispositions back to the issuer. Does not include purchases via the Employee Share Purchase Plan, whereby executive officers can purchase shares at 85% of the Fair Market Value of the Shares on the Enrollment Date or the Exercise Date, whichever is lower. Based on the Company's Form 4 filings, these purchases totaled approximately $600,000 of Mellanox stock, purchased at an average discount of approximately 26% to the closing price on the day of purchase.

These charts represent the aggregate results of a pattern that has been formed over more than a decade – a period during which the current management team and Board consistently and repeatedly sold stock, often at prices well below where the stock trades today.



Open Market Transactions by Year

■ Open Market Sales ■ Open Market Purchases

2007	2008	2009	2010	2011	2012	2013	2014	2015	2016	2017	2018 YTD
33	23	10	48	47	65	19 (1 purchase)	19	21	41	42	5

Source: BamSEC, Company filings.

The average sale price across all 373 sales is approximately $34 per share, almost 50% below today's stock price. In fact, if the current management team and Board had simply held the stock that they were granted, let alone purchased additional stock, the aggregate value of these shares would be more than $110 million higher today. To emphasize this point, *despite insiders having sold $130 million of stock, more than $110 million was left on the table*.

What strikes us as most concerning is that Mellanox's pattern of insider selling has continued, and even intensified, following management's release of full year guidance in December 2017, which marked the first time Mellanox had ever given annual guidance. Since then, members of management and the Board have sold shares collectively worth more than $4.3 million in just the last 8 weeks.

Over the past two months, management has strongly and repeatedly expressed confidence about the Company's future outlook and published new financial targets for 2018 and 2019 that indicate that management expects a significant inflection point in both growth and profitability in the near future. But these statements are undermined by the repeated pattern of stock sales by the Board and key members of management and are exacerbated by management's statements on the fourth quarter conference call regarding visibility into product trends for the first quarter:

> *...And as we enter the quarter, we don't have too much visibility. We can be even flat in some cases. So we don't have enough information to give you visibility into what's going to go up and down.*
>
> *- Eyal Waldman – Q4 2017 Earnings Call*

It is certainly confusing when management states, on the one hand, that they do not have visibility into current quarter revenue trends, while, on the other hand, stating that they have a high degree of confidence in double-digit revenue growth in both 2018 and 2019. When these statements are immediately followed by a continuation of substantial insider selling, the logical conclusion is that the Company actually has very little confidence in short-, medium-, and long-term trends. It also makes us question whether the Company's 2018 and 2019 guidance reflects a detailed and well-constructed bottoms-up plan, or merely hope that growth will return.

Further, as we have discussed, shareholders have long had concerns with the level of stock-based compensation at the Company, especially given Mellanox's long-term underperformance in terms of both operating results and stock price. High stock-based compensation is not always a problem. There are benefits for tying compensation to performance and aligning insiders' interests with those of all shareholders. For high-performing, well-governed companies, high stock-based compensation is often the result of, and reward for, excellent performance and the achievement of long-term target metrics. Unfortunately this has not been the case at Mellanox. In the three years prior to our Schedule 13D filed on November 20, 2017, Mellanox had by far the lowest TSR in its peer group. Despite this underperformance, it had among the highest levels of stock-based compensation, as illustrated below.



Source: Capital IQ, Company filings. 3 Year TSR based on change in stock price, adjusted for dividends.

It would be one thing if, at the very least, management and the Board held on to the vast majority of their equity grants, in order to increase their alignment with shareholders. But the Board and management team's longstanding pattern of selling stock soon after it vests suggests management and the Board are more interested in cash payouts than the Company's stock, which brings into question the wisdom and effectiveness of Mellanox's industry-high stock-based compensation program. In fact, as you can see in the chart below, stock ownership among executives and the Board has steadily and rapidly declined since the Company's IPO. This meaningful reduction in ownership comes in spite of the Company's high stock-based compensation.



Source: Bloomberg, Company filings. Ownership reflects total Executive Officer and Director Ownership as of Company's annual proxy statement ("Proxy").

Note: Immediately following Mellanox's IPO, total insider ownership was 36.7% per the Company's 2007 Proxy. Primarily through insider sales in the subsequent year, insider ownership declined to 17.1% at the time of filing of the 2008 Proxy. The Company's 2011 Proxy reports 32.7% insider ownership, which appears to be an error based on including shares held by FMR LLC and Oracle Corporation, which are not Company insiders and have been excluded accordingly.

Even more striking is the dichotomy between the value of shares currently owned by non-executive directors and the proceeds they have generated from selling shares, almost all of which were granted to them. Despite often selling shares meaningfully below Mellanox's current share price, the majority of directors have sold vastly more stock than they hold today. The purpose of stock grants to directors is to increase alignment with shareholders and ensure that directors have a personal financial interest in the Company. The actions of Mellanox's non-executive directors suggest the opposite – that Mellanox's stock grants are really just a way of boosting director compensation.



Stock Ownership vs Proceeds from Sales

Dollar Value

$54,451,166

$17,384,852

■ Total Proceeds from Stock Sales
■ Current Stock Ownership ($)

Number of Shares

1,457,449

273,132

■ Total Shares Sold
■ Current Ownership (Shares)

Source: Bloomberg, Company filings, BamSEC. Reflects ownership of all current non-executive directors; includes certain unvested Restricted Share Units.

Our goal is for Mellanox to create substantial value for the benefit of all shareholders. We believe that Mellanox is a fantastic investment today, with substantial opportunities to meaningfully outperform its peers going forward, and we are excited to be the Company's largest shareholder. Shareholders want a Board that is just as excited to own substantial amounts of stock, and based on the Board's record of one-sided selling, it appears that the Company's current Board is not. Given the current Board's apparent lack of interest in Mellanox's stock, why should shareholders believe in the current Board to lead Mellanox forward?

We remain open to having discussions with you and the Board in order to reach a constructive solution that will position the Company for long-term success. Our focus is on ensuring that the best interests of all shareholders are represented. Shareholders deserve a board that is fully committed to Mellanox, that has skin in the game, and that has the expertise and objectivity necessary to ensure that value is created for all shareholders. We remain available to speak with you and members of the Board to discuss these topics further.

Best Regards,

Peter A. Feld
Managing Member
Starboard Value LP

PLEASE SEE THE NEXT PAGE FOR AN APPENDIX LISTING ALL INSIDER OPEN MARKET TRANSACTIONS

Appendix: List of Insider Transactions

Date	Owner (filtered)	Type (filtered)	Security	Price	Units	Value	
01/25/18	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$67.50	-2,500	-$168,750	
01/24/18	Cohen Shai	Open Market Sale	Ordinary Shares	$66.04	-35,000	-$2,311,330	
01/23/18	Sultzbaugh Marc Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$67.00	-5,000	-$335,000	
01/04/18	Dorchak Glenda	Open Market Sale 10b5-1	Ordinary Shares	$64.88	-5,500	-$356,815	
01/02/18	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$65.75	-12,590	-$827,730	
12/29/17	Waldman Eyal President and CEO	Open Market Sale 10b5-1	Ordinary Shares	$64.90	-5,000	-$324,500	
11/30/17	Johnson Amal M	Open Market Sale 10b5-1	Ordinary Shares	$57.60	-2,857	-$164,563	
11/30/17	Waldman Eyal President and CEO	Open Market Sale 10b5-1	Ordinary Shares	$59.49	-12,500	-$743,647	
11/28/17	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$59.00	-2,293	-$135,287	
11/21/17	Waldman Eyal President and CEO	Open Market Sale 10b5-1	Ordinary Shares	$55.40	-2,500	-$138,500	
11/21/17	Sultzbaugh Marc Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$55.40	-5,000	-$277,000	
11/20/17	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$51.00	-2,500	-$127,500	
11/17/17	Weatherford Clifton Thomas	Open Market Sale	Ordinary Shares	$49.39	-2,250	-$111,128	
11/16/17	Baharav Dov	Open Market Sale	Ordinary Shares	$49.50	-20,000	-$990,000	
11/08/17	Perlmutter David	Open Market Sale	Ordinary Shares	$49.63	-5,000	-$248,125	
11/08/17	Dorchak Glenda	Open Market Sale 10b5-1	Ordinary Shares	$50.00	-8,000	-$400,000	
11/08/17	Johnson Amal M	Open Market Sale 10b5-1	Ordinary Shares	$50.00	-5,714	-$285,700	
11/08/17	Waldman Eyal President and CEO	Open Market Sale 10b5-1	Ordinary Shares	$50.00	-121,772	-$6,088,600	
11/08/17	Sultzbaugh Marc Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$49.00	-5,000	-$245,000	
11/08/17	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$48.75	-5,000	-$243,750	
11/01/17	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$46.26	-2,406	-$111,294	
10/31/17	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale	Ordinary Shares	$46.83	-300	-$14,048	
10/31/17	Riordan Thomas	Open Market Sale	Ordinary Shares	$47.45	-1,000	-$47,450	
10/31/17	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$47.50	-2,500	-$118,750	
10/31/17	Baharav Dov	Open Market Sale	Ordinary Shares	$47.50	-19,000	-$902,500	
10/30/17	Cohen Shai	Open Market Sale	Ordinary Shares	$47.15	-50,000	-$2,357,550	
09/08/17	Sultzbaugh Marc Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$46.36	-5,000	-$231,790	
09/08/17	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$46.55	-2,500	-$116,388	
08/28/17	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$45.01	-5,000	-$225,050	
08/01/17	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$47.00	-2,407	-$113,118	
08/01/17	Cohen Shai	Open Market Sale	Ordinary Shares	$47.16	-50,000	-$2,357,916	
05/09/17	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$47.50	-5,000	-$237,500	
05/01/17	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$47.08	-3,219	-$151,555	

03/31/17	Waldman Eyal	President and CEO	Open Market Sale 10b5-1	Ordinary Shares	$51.19	-10,000	-$511,900		
03/10/17	Waldman Eyal	President and CEO	Open Market Sale 10b5-1	Ordinary Shares	$50.02	-21,400	-$1,070,428		
03/10/17	Waldman Eyal	President and CEO	Open Market Sale	Ordinary Shares	$50.02	-1,994	-$99,740		
03/10/17	Johnson Amal M		Open Market Sale 10b5-1	Ordinary Shares	$50.00	-2,857	-$142,850		
03/09/17	Sultzbaugh Marc	Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$48.64	-5,000	-$243,200		
03/03/17	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$48.17	-3,000	-$144,510		
03/02/17	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$48.40	-1,946	-$94,186		
03/01/17	Weatherford Clifton Thomas		Open Market Sale	Ordinary Shares	$47.75	-5,000	-$238,755		
02/23/17	Waldman Eyal	President and CEO	Open Market Sale 10b5-1	Ordinary Shares	$50.00	-100	-$5,000		
02/23/17	Shulman Yakov (Jacob)	Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$49.90	-2,579	-$128,692		
02/22/17	Dorchak Glenda		Open Market Sale	Ordinary Shares	$48.96	-2,000	-$97,918		
02/17/17	Sultzbaugh Marc	Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$49.12	-5,000	-$245,600		
02/15/17	Cohen Shai		Open Market Sale	Ordinary Shares	$48.01	-10,000	-$480,095		
02/01/17	Shulman Yakov (Jacob)	Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$46.98	-2,030	-$95,369		
12/08/16	Cohen Shai		Open Market Sale	Ordinary Shares	$40.00	-2,250	-$90,000		
11/08/16	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$45.26	-2,000	-$90,520		
11/01/16	Shulman Yakov (Jacob)	Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$43.27	-2,782	-$120,391		
09/30/16	Waldman Eyal	President and CEO	Open Market Sale 10b5-1	Ordinary Shares	$43.57	-28,572	-$1,244,779		
09/27/16	Johnson Amal M		Open Market Sale 10b5-1	Ordinary Shares	$41.97	-3,571	-$149,875		
08/30/16	Johnson Amal M		Open Market Sale 10b5-1	Ordinary Shares	$43.36	-3,571	-$154,839		
08/18/16	Dorchak Glenda		Open Market Sale	Ordinary Shares	$42.02	-2,000	-$84,042		
08/04/16	Dorchak Glenda		Open Market Sale	Ordinary Shares	$43.04	-1,500	-$64,557		
08/01/16	Shulman Yakov (Jacob)	Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$44.49	-2,781	-$123,716		
07/29/16	Waldman Eyal	President and CEO	Open Market Sale 10b5-1	Ordinary Shares	$43.92	-28,576	-$1,255,144		
07/26/16	Weatherford Clifton Thomas		Open Market Sale	Ordinary Shares	$45.87	-4,500	-$206,422		
07/26/16	Johnson Amal M		Open Market Sale 10b5-1	Ordinary Shares	$46.07	-3,571	-$164,516		
06/30/16	Waldman Eyal	President and CEO	Open Market Sale 10b5-1	Ordinary Shares	$47.64	-22,856	-$1,088,860		
06/28/16	Johnson Amal M		Open Market Sale 10b5-1	Ordinary Shares	$46.53	-3,571	-$166,159		
06/08/16	Cohen Shai		Open Market Sale	Ordinary Shares	$50.17	-25,000	-$1,254,283		
06/07/16	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$50.12	-3,000	-$150,347		
06/06/16	Sultzbaugh Marc	Sr. VP World Wide Sales	Open Market Sale	Common Stock	$49.05	-5,000	-$245,250		
06/03/16	Riordan Thomas		Open Market Sale	Ordinary Shares	$47.89	-1,000	-$47,892		

05/31/16	Johnson Amal M		Open Market Sale 10b5-1	Ordinary Shares	$46.50	-3,571	-$166,052	
05/17/16	Dorchak Glenda		Open Market Sale	Ordinary Shares	$42.82	-1,500	-$64,233	
05/02/16	Shulman Yakov (Jacob)	Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$43.73	-2,813	-$123,004	
04/29/16	Waldman Eyal	President and CEO	Open Market Sale 10b5-1	Ordinary Shares	$43.55	-17,140	-$746,516	
04/26/16	Federman Irwin		Open Market Sale	Ordinary Shares	$45.54	-25,000	-$1,138,390	
04/26/16	Johnson Amal M		Open Market Sale 10b5-1	Ordinary Shares	$45.45	-3,571	-$162,302	
03/29/16	Johnson Amal M		Open Market Sale 10b5-1	Ordinary Shares	$54.33	-3,571	-$194,012	
03/22/16	Shulman Yakov (Jacob)	Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$55.00	-2,750	-$151,250	
02/29/16	Waldman Eyal	President and CEO	Open Market Sale 10b5-1	Ordinary Shares	$51.01	-17,140	-$874,363	
02/29/16	Weatherford Clifton Thomas		Open Market Sale	Ordinary Shares	$50.90	-6,261	-$318,685	
02/26/16	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$50.05	-2,000	-$100,093	
02/25/16	Dorchak Glenda		Open Market Sale	Ordinary Shares	$49.71	-1,000	-$49,710	
02/25/16	Cohen Shai		Open Market Sale	Ordinary Shares	$50.14	-10,000	-$501,352	
02/24/16	Sultzbaugh Marc	Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$49.03	-5,000	-$245,141	
02/23/16	Johnson Amal M		Open Market Sale 10b5-1	Ordinary Shares	$45.99	-3,571	-$164,230	
02/04/16	Sultzbaugh Marc	Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$47.00	-2,500	-$117,500	
02/04/16	Cohen Shai		Open Market Sale	Ordinary Shares	$47.02	-5,000	-$235,086	
02/04/16	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$47.26	-2,159	-$102,033	
02/04/16	Dorchak Glenda		Open Market Sale	Ordinary Shares	$46.99	-1,000	-$46,990	
02/02/16	Cohen Shai		Open Market Sale	Ordinary Shares	$46.31	-10,000	-$463,070	
02/01/16	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$45.88	-2,000	-$91,764	
02/01/16	Shulman Yakov (Jacob)	Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$45.44	-2,374	-$107,880	
01/26/16	Johnson Amal M		Open Market Sale 10b5-1	Ordinary Shares	$38.65	-3,574	-$138,135	
12/09/15	Cohen Shai		Open Market Sale	Ordinary Shares	$44.56	-600	-$26,737	
12/08/15	Cohen Shai		Open Market Sale	Ordinary Shares	$44.82	-25,091	-$1,124,601	
11/02/15	Shulman Yakov (Jacob)	Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$47.13	-2,376	-$111,979	
10/28/15	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary shares	$47.53	-2,000	-$95,057	
10/26/15	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary shares	$46.56	-2,000	-$93,120	
08/03/15	Shulman Yakov (Jacob)	Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$42.37	-2,374	-$100,580	
05/21/15	Sultzbaugh Marc	Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$50.07	-2,500	-$125,177	
05/19/15	Sultzbaugh Marc	Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$50.07	-5,000	-$250,353	
05/19/15	Dorchak Glenda		Open Market Sale	Ordinary Shares	$49.62	-2,000	-$99,235	

05/18/15	Cohen Shai Chief Operating Officer	Open Market Sale	Ordinary Shares	$49.22	-24,000	-$1,181,244	
05/18/15	Johnson Amal M	Open Market Sale	Ordinary Shares	$50.00	-10,000	-$500,000	
05/18/15	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$49.46	-10,000	-$494,628	
05/01/15	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$46.76	-3,285	-$153,598	
04/23/15	Sultzbaugh Marc Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$49.14	-2,500	-$122,850	
04/23/15	Weatherford Clifton Thomas	Open Market Sale	Ordinary Shares	$49.96	-6,000	-$299,778	
02/25/15	Sultzbaugh Marc Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$47.00	-5,000	-$235,000	
02/25/15	Riordan Thomas	Open Market Sale	Ordinary Shares	$46.78	-4,000	-$187,114	
02/13/15	Johnson Amal M	Open Market Sale	Ordinary Shares	$46.00	-10,000	-$460,000	
02/04/15	Weatherford Clifton Thomas	Open Market Sale	Ordinary Shares	$45.20	-5,773	-$260,940	
02/02/15	Sultzbaugh Marc Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$45.03	-2,500	-$112,576	
02/02/15	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$44.24	-2,034	-$89,992	
11/03/14	Sultzbaugh Marc Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$45.00	-1,400	-$63,004	
11/03/14	Dorchak Glenda	Open Market Sale	Ordinary Shares	$45.39	-1,000	-$45,386	
11/03/14	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$44.75	-2,035	-$91,073	
10/28/14	Sultzbaugh Marc Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$45.00	-1,100	-$49,500	
09/17/14	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$45.00	-900	-$40,500	
09/05/14	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$43.01	-2,500	-$107,532	
09/02/14	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$42.57	-3,074	-$130,847	
09/02/14	Johnson Amal M	Open Market Sale	Ordinary Shares	$42.38	-5,000	-$211,908	
08/27/14	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$42.50	-2,400	-$102,006	
08/26/14	Dorchak Glenda	Open Market Sale	Ordinary Shares	$41.23	-2,000	-$82,454	
08/18/14	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$41.26	-2,500	-$103,140	
08/01/14	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$41.60	-2,033	-$84,576	
05/01/14	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$34.75	-2,036	-$70,755	
03/06/14	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$39.30	-2,500	-$98,257	
03/05/14	Riordan Thomas	Open Market Sale	Ordinary Shares	$37.17	-2,000	-$74,341	
02/25/14	Dorchak Glenda	Open Market Sale	Ordinary Shares	$36.28	-539	-$19,556	
02/21/14	Dorchak Glenda	Open Market Sale	Ordinary Shares	$38.00	-1,128	-$42,864	
02/16/14	Sultzbaugh Marc Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$37.58	-5,000	-$187,886	
02/03/14	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$36.89	-2,949	-$108,786	
12/06/13	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$40.05	-1,000	-$40,050	
11/20/13	Weatherford Clifton Thomas	Open Market Sale	Ordinary Shares	$40.58	-2,500	-$101,452	
11/20/13	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$40.61	-3,500	-$142,123	
11/12/13	Baharav Dov	Open Market Purchase	Ordinary Shares	$34.64	57,739	$1,999,969	
11/01/13	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$36.03	-3,915	-$141,063	

09/06/13	Sultzbaugh Marc Sr. VP World Wide Sales	Open Market Sale	Ordinary Shares	$38.52	-488	-$18,797
08/20/13	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$39.97	-2,000	-$79,943
08/16/13	Dorchak Glenda	Open Market Sale	Ordinary Shares	$42.30	-6,000	-$253,800
05/20/13	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale 10b5-1	Ordinary Shares	$57.63	-2,000	-$115,266
05/01/13	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale	Ordinary Shares	$50.90	-915	-$46,576
03/12/13	Waldman Eyal President, CEO, Chairman	Open Market Sale 10b5-1	Ordinary Shares	$62.70	-6,694	-$419,701
03/08/13	Dorchak Glenda	Open Market Sale	Ordinary Shares	$56.24	-333	-$18,729
03/08/13	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$54.55	-10,000	-$545,487
03/01/13	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$50.93	-67	-$3,412
02/20/13	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale	Ordinary Shares	$54.63	-1,000	-$54,625
02/06/13	Sultzbaugh Marc VP World Wide Sales	Open Market Sale	Ordinary Shares	$52.11	-1,857	-$96,763
02/01/13	Shulman Yakov (Jacob) Chief Financial Officer	Open Market Sale	Ordinary Shares	$53.20	-2,227	-$118,483
01/31/13	Weatherford Clifton Thomas	Open Market Sale	Ordinary Shares	$53.40	-10,000	-$534,033
01/02/13	Waldman Eyal Chairman and CEO	Open Market Sale 10b5-1	Ordinary Shares	$61.60	-1,235	-$76,076
11/27/12	Riordan Thomas	Open Market Sale	Ordinary Shares	$85.80	-4,000	-$343,190
11/23/12	Baharav Dov	Open Market Sale	Ordinary Shares	$84.62	-18,000	-$1,523,178
11/19/12	Johnson Amal M	Open Market Sale	Ordinary Shares	$85.00	-2,000	-$170,000
11/13/12	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$86.56	-5,000	-$432,809
11/06/12	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$84.86	-5,000	-$424,311
11/04/12	Sultzbaugh Marc VP World Wide Sales	Open Market Sale	Ordinary Shares	$83.12	-10,000	-$831,156
11/02/12	Shulman Yakov (Jacob) V.P. of Finance	Open Market Sale	Ordinary Shares	$79.22	-178	-$14,101
10/31/12	Sultzbaugh Marc VP World Wide Sales	Open Market Sale	Ordinary Shares	$76.35	-5,000	-$381,757
09/07/12	Sultzbaugh Marc VP World Wide Sales	Open Market Sale	Ordinary Shares	$117.12	-506	-$59,262
09/04/12	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$118.03	-451	-$53,232
09/04/12	Waldman Eyal Chairman and CEO	Open Market Sale 10b5-1	Ordinary Shares	$117.50	-2,666	-$313,255
09/04/12	Cohen Shai Chief Operating Officer	Open Market Sale	Ordinary Shares	$118.03	-490	-$57,836
08/19/12	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$111.56	-4,000	-$446,246
08/10/12	Baharav Dov	Open Market Sale	Ordinary Shares	$111.36	-13,833	-$1,540,443

08/08/12	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$110.07	-2,000	-$220,143	
08/03/12	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$106.64	-2,000	-$213,272	
08/01/12	Waldman Eyal Chairman and CEO	Open Market Sale 10b5-1	Ordinary Shares	$105.50	-3,283	-$346,372	
07/31/12	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$107.63	-2,000	-$215,262	
07/27/12	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$101.70	-8,000	-$813,618	
07/26/12	Sultzbaugh Marc VP World Wide Sales	Open Market Sale	Ordinary Shares	$100.65	-10,000	-$1,006,546	
07/26/12	Riordan Thomas	Open Market Sale	Ordinary Shares	$100.47	-5,856	-$588,379	
07/26/12	Federman Irwin	Open Market Sale	Ordinary Shares	$99.79	-38,426	-$3,834,646	
07/26/12	Dorchak Glenda	Open Market Sale	Ordinary Shares	$101.00	-5,000	-$505,000	
07/24/12	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$91.58	-6,000	-$549,506	
07/24/12	Cohen Shai Chief Operating Officer	Open Market Sale	Ordinary Shares	$91.25	-25,000	-$2,281,345	
07/24/12	Cohen Shai Chief Operating Officer	Open Market Sale	Stock Option (Right to Buy)	$2.63	-2,857	-$7,514	
07/24/12	Sultzbaugh Marc VP World Wide Sales	Open Market Sale	Ordinary Shares	$89.16	-10,000	-$891,562	
07/24/12	Johnson Amal M	Open Market Sale	Ordinary Shares	$90.00	-5,000	-$450,000	
07/23/12	Weatherford Clifton Thomas	Open Market Sale	Ordinary Shares	$87.61	-10,000	-$876,075	
07/02/12	Waldman Eyal Chairman and CEO	Open Market Sale 10b5-1	Ordinary Shares	$71.51	-2,666	-$190,646	
06/01/12	Waldman Eyal Chairman and CEO	Open Market Sale 10b5-1	Ordinary Shares	$58.44	-2,666	-$155,808	
05/29/12	Sultzbaugh Marc VP World Wide Sales	Open Market Sale	Ordinary Shares	$60.05	-1,965	-$118,002	
05/22/12	Sultzbaugh Marc VP World Wide Sales	Open Market Sale	Ordinary Shares	$59.99	-2,100	-$125,977	
05/22/12	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$60.36	-3,400	-$205,218	
05/21/12	Johnson Amal M	Open Market Sale	Ordinary Shares	$58.13	-3,000	-$174,398	
05/16/12	Sultzbaugh Marc VP World Wide Sales	Open Market Sale	Ordinary Shares	$59.62	-400	-$23,846	
05/16/12	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$59.17	-3,500	-$207,102	
05/15/12	Cohen Shai Chief Operating Officer	Open Market Sale	Ordinary Shares	$58.18	-5,200	-$302,551	
05/13/12	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$58.65	-8,100	-$475,027	
05/12/12	Cohen Shai Chief Operating Officer	Open Market Sale	Ordinary Shares	$58.46	-22,600	-$1,321,162	
05/11/12	Sultzbaugh Marc VP World Wide Sales	Open Market Sale	Ordinary Shares	$59.03	-535	-$31,582	
05/07/12	Sultzbaugh Marc VP World Wide Sales	Open Market Sale	Ordinary Shares	$59.08	-1,400	-$82,713	
05/07/12	Riordan Thomas	Open Market Sale	Ordinary Shares	$58.06	-7,000	-$406,433	
05/07/12	Kagan Michael CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$59.00	-6,000	-$354,022	
05/07/12	Cohen Shai Chief Operating Officer	Open Market Sale	Ordinary Shares	$59.05	-2,200	-$129,914	
05/01/12	Waldman Eyal Chairman and CEO	Open Market Sale 10b5-1	Ordinary Shares	$57.99	-4,080	-$236,580	

05/01/12	Sultzbaugh Marc	VP World Wide Sales	Open Market Sale	Ordinary Shares	$59.04	-3,600	-$212,547	
04/23/12	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$59.26	-5,000	-$296,277	
04/23/12	Weatherford Clifton Thomas		Open Market Sale	Ordinary Shares	$58.05	-9,583	-$556,262	
04/19/12	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$56.76	-56,661	-$3,216,345	
04/17/12	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$42.86	-742	-$31,802	
04/05/12	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$42.50	-5,924	-$251,770	
04/02/12	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$42.02	-2,666	-$112,035	
03/19/12	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$40.00	-5,333	-$213,320	
03/02/12	Sultzbaugh Marc	VP World Wide Sales	Open Market Sale	Ordinary Shares	$38.00	-361	-$13,718	
03/02/12	Cohen Shai	Chief Operating Officer	Open Market Sale	Ordinary Shares	$37.66	-175	-$6,590	
03/01/12	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$37.98	-2,667	-$101,305	
02/24/12	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$38.60	-7,000	-$270,176	
02/22/12	Sultzbaugh Marc	VP World Wide Sales	Open Market Sale	Ordinary Shares	$37.78	-2,162	-$81,671	
02/06/12	Dorchak Glenda		Open Market Sale	Ordinary Shares	$37.05	-3,000	-$111,150	
02/03/12	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$37.85	-5,000	-$189,227	
02/03/12	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$37.50	-1,027	-$38,513	
02/01/12	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$36.83	-3,017	-$111,116	
01/31/12	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$36.40	-15,000	-$545,934	
01/26/12	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$37.11	-6,305	-$233,998	
01/03/12	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$33.02	-667	-$22,025	
12/05/11	Cohen Shai	Chief Operating Officer	Open Market Sale	Ordinary Shares	$37.17	-10,000	-$371,680	
12/01/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$35.19	-4,666	-$164,176	
12/01/11	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$35.26	-15,000	-$528,943	
11/29/11	Sultzbaugh Marc	VP World Wide Sales	Open Market Sale	Ordinary Shares	$32.60	-225	-$7,335	
11/15/11	Sultzbaugh Marc	VP World Wide Sales	Open Market Sale	Ordinary Shares	$34.88	-5,000	-$174,406	
11/15/11	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$35.08	-15,000	-$526,149	
11/14/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$34.54	-7,369	-$254,520	
09/08/11	Cohen Shai	Chief Operating Officer	Open Market Sale	Ordinary Shares	$30.50	-31,914	-$973,231	
09/07/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$30.00	-1,000	-$30,000	
09/06/11	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$29.03	-8,000	-$232,244	
09/01/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$29.42	-2,333	-$68,630	
09/01/11	Sultzbaugh Marc	VP World Wide Sales	Open Market Sale	Ordinary Shares	$29.30	-411	-$12,044	

08/31/11	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$29.49	-5,711	-$168,438	
08/15/11	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$31.02	-5,000	-$155,117	
08/12/11	Sultzbaugh Marc	VP World Wide Sales	Open Market Sale	Ordinary Shares	$30.07	-4,832	-$145,277	
08/11/11	Sultzbaugh Marc	VP World Wide Sales	Open Market Sale	Ordinary Shares	$30.04	-5,168	-$155,245	
08/10/11	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$29.20	-15,000	-$438,063	
08/02/11	Waldman Eyal	Chief Executive Officer	Open Market Sale	Ordinary Shares	$34.03	-703	-$23,925	
08/01/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$34.63	-3,333	-$115,430	
07/01/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$29.95	-3,333	-$99,817	
06/01/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$30.94	-3,333	-$103,130	
05/10/11	Riordan Thomas		Open Market Sale	Ordinary Shares	$30.95	-1,000	-$30,948	
05/10/11	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$30.46	-6,429	-$195,839	
05/10/11	Sultzbaugh Marc	VP World Wide Sales	Open Market Sale	Ordinary Shares	$30.90	-4,490	-$138,758	
05/09/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$30.00	-25,161	-$754,830	
05/06/11	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$29.56	-10,000	-$295,636	
05/05/11	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$29.65	-34,000	-$1,008,094	
05/03/11	Sultzbaugh Marc	VP World Wide Sales	Open Market Sale	Ordinary Shares	$28.35	-215	-$6,095	
05/02/11	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$28.39	-18,571	-$527,229	
04/29/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$29.72	-19,870	-$590,554	
04/11/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$27.50	-800	-$22,000	
04/06/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$26.20	-667	-$17,475	
03/31/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$25.19	-2,667	-$67,190	
03/02/11	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$25.98	-400	-$10,392	
03/01/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$26.07	-2,533	-$66,038	
03/01/11	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$25.88	-313	-$8,099	
03/01/11	Sultzbaugh Marc	VP World Wide Sales	Open Market Sale	Ordinary Shares	$25.88	-579	-$14,982	
02/17/11	Weatherford Clifton Thomas		Open Market Sale	Ordinary Shares	$27.30	-17,142	-$467,966	
02/17/11	Sultzbaugh Marc	VP World Wide Sales	Open Market Sale	Ordinary Shares	$27.38	-4,000	-$109,506	
02/02/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$27.08	-5,379	-$145,650	
01/27/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$28.43	-33,585	-$954,889	
01/10/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$28.50	-7,411	-$211,230	
01/06/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$27.50	-40,796	-$1,121,954	
01/01/11	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$26.19	-3,333	-$87,295	

12/17/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$26.00	-667	-$17,342	
12/06/10	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$25.31	-36,000	-$911,031	
12/04/10	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$25.21	-15,000	-$378,143	
12/03/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$25.00	-533	-$13,325	
12/01/10	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$24.22	-10,242	-$248,024	
11/30/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$23.84	-2,666	-$63,564	
11/24/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$25.00	-933	-$23,325	
11/02/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$23.00	-533	-$12,259	
10/30/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$22.46	-5,821	-$130,762	
10/20/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$21.00	-667	-$14,007	
09/30/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$19.53	-5,555	-$108,474	
09/24/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$19.00	-489	-$9,291	
09/16/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$18.01	-8,221	-$148,076	
09/01/10	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$16.90	-942	-$15,922	
09/01/10	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$16.90	-1,019	-$17,223	
07/13/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$24.08	-1,733	-$41,725	
06/30/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$21.72	-3,822	-$83,025	
06/03/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$25.00	-933	-$23,325	
06/02/10	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$24.10	-5,700	-$137,370	
06/02/10	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$24.17	-15,250	-$368,551	
06/01/10	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$23.90	-4,300	-$102,779	
05/30/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$23.10	-4,621	-$106,744	
05/29/10	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$23.62	-24,750	-$584,691	
05/09/10	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$23.45	-8,100	-$189,968	
05/03/10	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$25.93	-6,814	-$176,721	
05/02/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$25.21	-5,555	-$140,058	
04/26/10	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$26.51	-800	-$21,210	
04/22/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$27.00	-16,665	-$449,968	
04/14/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$24.87	-47,195	-$1,173,809	
04/03/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$24.01	-18,935	-$454,645	
03/29/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$23.22	-47,814	-$1,110,224	

03/16/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$21.07	-27,331	-$575,968	
03/04/10	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$20.17	-10,000	-$201,702	
02/26/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$18.68	-5,555	-$103,765	
02/17/10	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$27.39	-10,000	-$273,884	
02/17/10	Sultzbaugh Marc	VP World Wide Sales	Open Market Sale	Ordinary Shares	$19.59	-5,000	-$97,966	
02/16/10	Weatherford Clifton Thomas		Open Market Sale	Ordinary Shares	$19.39	-20,000	-$387,804	
02/16/10	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$19.33	-12,200	-$235,799	
02/16/10	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$19.31	-20,000	-$386,182	
02/12/10	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$18.91	-11,450	-$216,532	
02/11/10	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$18.60	-6,836	-$127,150	
02/03/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$19.00	-489	-$9,291	
02/02/10	Sultzbaugh Marc	VP World Wide Sales	Open Market Sale	Ordinary Shares	$18.77	-5,000	-$93,860	
02/02/10	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$18.91	-21,350	-$403,809	
02/01/10	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$18.71	-13,164	-$246,243	
01/29/10	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$18.37	-5,066	-$93,080	
12/30/09	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$19.01	-29,375	-$558,329	
12/01/09	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$18.51	-1,143	-$21,162	
11/25/09	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$18.46	-333	-$6,147	
11/23/09	Sultzbaugh Marc	VP WorldWide Sales	Open Market Sale	Ordinary Shares	$18.48	-2,588	-$47,826	
11/11/09	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$18.20	-25,152	-$457,889	
11/09/09	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$18.29	-24,848	-$454,482	
10/30/09	Federman Irwin		Open Market Sale	Ordinary Shares	$17.47	-53,000	-$925,698	
10/26/09	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$18.66	-16,673	-$311,193	
10/26/09	Kagan Michael	CTO & VP of Architecture	Open Market Sale	Ordinary Shares	$18.15	-33,327	-$605,028	
03/03/09	Sultzbaugh Marc	VP WorldWide Sales	Open Market Sale	Ordinary Shares	$7.87	-661	-$5,200	
06/03/08	Kagan Michael	VP of Architecture	Open Market Sale	Ordinary Shares	$16.96	-8,900	-$150,931	
05/30/08	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$16.37	-68,529	-$1,121,792	
05/29/08	Sultzbaugh Marc	VP WorldWide Sales	Open Market Sale	Ordinary Shares	$16.25	-5,000	-$81,250	
05/27/08	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$16.00	-20,000	-$320,024	
05/27/08	Kagan Michael	VP of Architecture	Open Market Sale	Ordinary Shares	$16.00	-9,100	-$145,610	
05/13/08	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$16.70	-10,000	-$167,035	
05/12/08	Sultzbaugh Marc	VP WorldWide Sales	Open Market Sale	Ordinary Shares	$16.50	-10,000	-$165,000	
05/10/08	Kagan Michael	VP of Architecture	Open Market Sale	Ordinary Shares	$16.23	-8,000	-$129,864	
05/04/08	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$16.21	-20,000	-$324,252	
05/02/08	Kagan Michael	VP of Architecture	Open Market Sale	Ordinary Shares	$15.48	-10,000	-$154,761	
04/30/08	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$15.07	-36,971	-$557,130	
04/23/08	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$15.00	-2,500	-$37,500	
03/05/08	Kagan Michael	VP of Architecture	Open Market Sale	Ordinary Shares	$14.85	-705	-$10,468	
03/05/08	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$14.64	-688	-$10,072	
03/02/08	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$15.14	-3,600	-$54,520	
02/29/08	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$15.15	-32,400	-$490,746	
02/26/08	Kagan Michael	VP of Architecture	Open Market Sale	Ordinary Shares	$16.13	-6,900	-$111,265	
02/25/08	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$15.10	-71,500	-$1,079,789	
02/21/08	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$15.12	-3,500	-$52,922	
02/20/08	Kagan Michael	VP of Architecture	Open Market Sale	Ordinary Shares	$15.01	-17,142	-$257,320	
01/31/08	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$15.27	-21,664	-$330,735	

01/02/08	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$18.92	-5,900	-$111,639
01/02/08	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$19.82	-100	-$1,982
12/31/07	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$17.92	-30,000	-$537,454
12/06/07	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$18.00	-3,500	-$63,000
12/06/07	Kagan Michael	VP of Architecture	Open Market Sale	Ordinary Shares	$17.50	-10,000	-$175,010
12/04/07	Federman Irwin		Open Market Sale	Ordinary Shares	$17.59	-42,143	-$741,377
12/01/07	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$17.51	-5,700	-$99,833
11/30/07	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$17.69	-17,800	-$314,951
11/06/07	Kagan Michael	VP of Architecture	Open Market Sale	Ordinary Shares	$23.50	-2,400	-$56,400
10/31/07	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$23.07	-36,000	-$830,689
10/31/07	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$23.13	-850	-$19,656
10/31/07	Riordan Thomas		Open Market Sale	Ordinary Shares	$23.06	-10,000	-$230,593
10/31/07	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$23.03	-34,400	-$792,149
10/30/07	Federman Irwin		Open Market Sale	Ordinary Shares	$23.23	-55,334	-$1,285,536
10/30/07	Kagan Michael	VP of Architecture	Open Market Sale	Ordinary Shares	$23.02	-20,000	-$460,419
10/29/07	Sultzbaugh Marc	VP WorldWide Sales	Open Market Sale	Ordinary Shares	$23.01	-6,055	-$139,296
10/29/07	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$23.04	-39,750	-$915,888
10/29/07	Weatherford Clifton Thomas		Open Market Sale	Non-Qualified Stock Option ...	$5.51	-20,000	-$110,200
10/11/07	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$22.82	-32,075	-$731,994
10/09/07	Waldman Eyal	Chief Executive Officer	Open Market Sale 10b5-1	Ordinary Shares	$20.93	-182,925	-$3,828,789
09/07/07	Federman Irwin		Open Market Sale	Ordinary Shares	$17.02	-17,467	-$297,228
09/07/07	Kagan Michael	VP of Architecture	Open Market Sale	Ordinary Shares	$18.00	-2,500	-$45,000
09/06/07	Waldman Eyal	Chief Executive Officer	Open Market Sale	Ordinary Shares	$17.75	-92,700	-$1,645,710
09/06/07	Sultzbaugh Marc	VP WorldWide Sales	Open Market Sale	Ordinary Shares	$18.01	-5,000	-$90,032
09/05/07	Waldman Eyal	Chief Executive Officer	Open Market Sale	Ordinary Shares	$16.60	-100,000	-$1,659,630
09/05/07	Kagan Michael	VP of Architecture	Open Market Sale	Ordinary Shares	$17.40	-27,836	-$484,210
09/05/07	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$17.14	-17,101	-$293,041
08/31/07	Federman Irwin		Open Market Sale	Ordinary Shares	$15.93	-33,509	-$533,795
08/28/07	Federman Irwin		Open Market Sale	Ordinary Shares	$16.49	-8,411	-$138,697
08/27/07	Sultzbaugh Marc	VP World Wide Sales	Open Market Sale	Ordinary Shares	$16.54	-5,000	-$82,702
08/27/07	Kagan Michael	VP of Architecture	Open Market Sale	Ordinary Shares	$16.50	-700	-$11,550
08/27/07	Cohen Shai	VP Operations and Engineering	Open Market Sale	Ordinary Shares	$16.55	-36,750	-$608,224
08/17/07	Federman Irwin		Open Market Sale	Ordinary Shares	$16.16	-12,565	-$203,059
08/17/07	Federman Irwin		Open Market Sale	Ordinary Shares	$16.16	-12,565	-$203,059
08/16/07	Kagan Michael	VP of Architecture	Open Market Sale	Ordinary Shares	$16.13	-5,000	-$80,625
08/14/07	Cohen Shai	VP of Operations	Open Market Sale	Ordinary Shares	$16.35	-21,000	-$343,410
08/12/07	Waldman Eyal	Chief Executive Officer	Open Market Sale	Ordinary Shares	$16.72	-7,300	-$122,021
08/01/13	Shulman Yakov (Jacob)	Chief Financial Officer	Return to Issuer	Ordinary Shares	$45.84	-915	-$41,944
05/04/11	Sultzbaugh Marc	VP World Wide Sales	Return to Issuer	Ordinary Shares	$29.00	-5,295	-$153,556
05/04/11	Dorchak Glenda		Return to Issuer	Ordinary Shares	$28.70	-5,000	-$143,500
02/17/11	Sultzbaugh Marc	VP World Wide Sales	Return to Issuer	Ordinary Shares	$27.38	-1,088	-$29,786
06/03/10	Sultzbaugh Marc	VP World Wide Sales	Return to Issuer	Ordinary Shares	$25.17	-6,142	-$154,580
04/26/10	Sultzbaugh Marc	VP World Wide Sales	Return to Issuer	Ordinary Shares	$26.34	-4,224	-$111,260

Legend

- Open market purchases, excluding those executed pursuant to a 10b5-1 plan
- Open market sales, excluding those executed pursuant to a 10b5-1 plan
- All other transactions

Source: BamSEC.